SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                   For the fiscal year ended DECEMBER 31, 1997

                                       OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

                            For the transition period
       from_____________________________to________________________

                          Commission file number 1-7910


A.   Full title of the plan:

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                TOSCO CORPORATION
                             72 CUMMINGS POINT ROAD
                           STAMFORD, CONNECTICUT 06902

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1997 AND 1996 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                       PAGE(S)

Report of Independent Accountants                                           1

Financial Statements:

     Statements of Net Assets Available for Benefits with Fund
     Information as of December 31, 1997 and 1996                       2 - 3

     Statement of Changes in Net Assets Available for Benefits with
     Fund Information for the year ended December 31, 1997              4 - 5

Notes to Financial Statements                                          6 - 10

Supplemental Schedules:

     Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997                                               11

     Item 27(d) - Schedule of Reportable (5%) Transactions for the
     year ended December 31, 1997                                          12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator
Tosco Corporation Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable (5%) transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plans management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
June 22, 1998

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1997 AND 1996


                                                                              Participant Directed
                                           ---------------------------------------------------------------------------
                                            Vanguard          Collective   Growth and    Tosco    Phillips
                                            Mutual Funds      Income       Income        Stock    Petroleum      Loan
                                            (Page 3)          Fund         Fund          Fund     Stock Fund     Fund       Total

          DECEMBER 31, 1997
Investments at fair value:
     Mutual funds                       $146,501,545             $-       $1,492,150    $-         $-         $-        $147,993,695
     Common or collective trust fund         -               40,052,207                                                   40,052,207
     Common stock                            -                                       44,971,026  3,316,282                48,287,308
     Loans to participants                   -                                                              2,769,311      2,769,311
                                        -------------        -----------  ---------- ----------  --------- ----------   ------------
                                         146,501,545         40,052,207   1,492,150  44,971,026  3,316,282  2,769,311    239,102,521

 Receivables                                  10,446                134         125       2,387                               13,092
                                        -------------       ------------  ---------- ----------  --------- -----------  ------------
 Net assets available for benefits      $146,511,991        $40,052,341  $1,492,275 $44,973,413 $3,316,282 $2,769,311   $239,115,613
                                        =============       ============ =========== ========== ========== ===========  ============
         DECEMBER 31, 1996
Investments at fair value:
     Mutual funds                       $100,518,793             $-        $927,074    $-          $-        $-         $101,445,867
     Common or collective trust fund         -               40,719,054                                                   40,719,054
     Common stock                            -                                       20,412,640  3,159,857                23,572,497
     Loans to participants                   -                                                              2,004,523      2,004,523
                                        -------------       ------------  ----------- ---------- ---------  ----------   -----------
 Net assets available for benefits      $100,518,793        $40,719,054    $927,074 $20,412,640 $3,159,857 $2,004,523   $167,741,941
                                        ==============      ============  ========== ========== ========== ===========  ============

 The accompanying notes are an integral part of these financial statements.



                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
                              VANGUARD MUTUAL FUNDS
                           DECEMBER 31, 1997 AND 1996

                                                                  Participant Diected
                                    ----------------------------------------------------------------------------------
                                                               Money                                                        Total
                                                               Money       Index 500    Long-Term       International     Vanguard
                                    Primecap    Wellington     Reserves    Portfolio    U.S. Treasury   Growth            Mutual
                                    Fund        Fund           Fund        Fund         Bond Fund       Fund              Funds

           DECEMBER 31, 1997
Investments at fair value:
   Mutual funds                      $52,442,925 $40,095,111  $10,224,908  $34,951,341  $4,247,224     $4,540,036     $146,501,545
   Common or collective trust fund                                                                                         -
   Common stock                                                                                                            -
   Loans to participants                                                                                                   -
                                    ------------- ----------  ------------ -----------  -----------    -------------  -------------
                                      52,442,925  40,095,111   10,224,908   34,951,341   4,247,224      4,540,036      146,501,545

 Receivables                               2,990         848        2,266        2,519         406          1,417           10,446
                                    ------------- ----------  ------------ ------------  ----------     ------------   ------------
 Net assets available for benefits   $52,445,915 $40,095,959  $10,227,174  $34,953,860  $4,247,630     $4,541,453      $146,511,991
                                    ============= =========== ============ ============ ===========    =============   ============

           DECEMBER 31, 1996
Investments at fair value:
  Mutual funds                       $31,843,233 $31,737,388   $9,503,514   $20,423,318 $3,380,101     $3,631,239      $100,518,793
  Common or collective trust fund                                                                                            -
  Common stock                                                                                                               -
  Loans to participants                                                                                                      -
                                     ------------ -----------  -----------  ----------- -----------    ------------    -------------
 Net assets available for benefits   $31,843,233 $31,737,388   $9,503,514   $20,423,318 $3,380,101     $3,631,239      $100,518,793
                                     ============ =========== ============  =========== ===========    ============    ============


 The accompanying notes are an integral part of these financial statements.


                                          TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                   FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                       Participant Directed
                                        --------------------------------------------------------------------------------
                                        Vanguard        Collective    Growth and   Tosco      Phillips
                                        Mutual Funds    Income        Income       Stock      Petroleum         Loan
                                         (Page 5)       Fund          Fund         Fund       Stock Fund        Fund         Total

Additions to net assets attributed to:
  Investment income:
   Net appreciation
     in fair value of investments       $21,177,938       $-          $26,703    $11,574,304   $305,995       $-        $33,084,940
   Interest and dividends                 6,803,270      2,415,771    227,994        215,794     93,034       193,563     9,949,426
                                        -----------      -----------  ---------- -----------   ---------      --------- ------------
                                         27,981,208      2,415,771    254,697     11,790,098    399,029       193,563    43,034,366
                                        -----------      -----------  ---------- -----------   ---------      ---------  ----------
  Contributions:
   Employer                              11,309,281        858,356    264,382      3,755,866                             16,187,885
   Participants                          12,749,152        973,240    311,419      4,563,481                             18,597,292
   Rollovers                              1,666,824         19,287     70,942        503,705                              2,260,758
                                        -----------      -----------  ---------- -----------   ----------     ---------- ----------
                                         25,725,257      1,850,883    646,743      8,823,052         -               -   37,045,935
                                        -----------      -----------  ---------- -----------   ----------     ---------- ----------
 Total additions                         53,706,465      4,266,654    901,440     20,613,150    399,029       193,563    80,080,301
                                        -----------      -----------  ---------- -----------   ----------     ---------- ----------
Deductions from net assets attributed to:
   Benefits paid to participants          4,633,019      3,115,042     12,260        852,999     71,094        18,224     8,702,638
   Loan activity, net                       407,811        (22,726)    14,690        189,674                 (589,449)        -
   Other, net                                14,612            (26)                  (10,615)        20                       3,991
                                        -----------      -----------  ---------- -----------   ----------     ---------- ----------
 Total deductions                         5,055,442      3,092,290     26,950      1,032,058     71,114      (571,225)    8,706,629
                                        -----------      -----------  ---------- -----------   ----------     ---------- ----------
 Net increase before
    interfund transfers                  48,651,023      1,174,364    874,490     19,581,092    327,915       764,788    71,373,672

 Interfund transfers                     (2,657,825)    (1,841,077)  (309,289)     4,979,681   (171,490)                     -
                                        -----------      -----------  ---------- -----------   ----------    ----------  ----------
 Net increase (decrease)                 45,993,198       (666,713)   565,201     24,560,773    156,425       764,788    71,373,672

 Net assets available for benefits,
    beginning of year                   100,518,793     40,719,054    927,074     20,412,640  3,159,857     2,004,523   167,741,941
                                        -----------     -----------  ----------  -----------  ----------    ----------  -----------
 Net assets available for benefits,
    end of year                        $146,511,991    $40,052,341 $1,492,275   $44,973,413  $3,316,282    $2,769,311  $239,115,613
                                       =============   =========== ============ ============ ===========   =========== ============


 The accompanying notes are an integral part of these financial statements.


                         TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
                                         VANGUARD MUTUAL FUNDS
                                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                       Participant Directed
                                        ----------------------------------------------------------------------------------
                                                                                                                           Total
                                                               Money Market     Index 500    Long-Term      International  Vanguard
                                    Primecap      Wellington    Reserves        Portfolio    U.S. Treasury  Growth         Mutual
                                    Fund          Fund            Fund          Fund         Bond Fund      Fund           Funds

Additions to net assets
     attributed to:
 Investment income:
  Net appreciation
   in fair value of investments  $10,283,051     $3,901,941       $-            $6,870,924   $252,681      $(130,659)   $21,177,938
                                                                                                          -
   Interest and dividends          1,863,070      3,345,093       501,536          676,277    225,790        191,504      6,803,270
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
                                  12,146,121      7,247,034       501,536        7,547,201    478,471         60,845     27,981,208
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
  Contributions:
   Employer                        3,510,915      2,465,955     1,032,568        3,079,568    472,388        747,887     11,309,281
   Participants                    4,034,875      2,897,710       892,449        3,587,206    484,083        852,829     12,749,152
   Rollovers                         582,405        298,730        62,364          559,832     49,073        114,420      1,666,824
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
                                   8,128,195      5,662,395     1,987,381        7,226,606  1,005,544      1,715,136     25,725,257
                                 ------------    -----------    -----------     ----------- ----------     ----------   -----------
Total additions                   20,274,316     12,909,429     2,488,917       14,773,807  1,484,015      1,775,981     53,706,465
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
Deductions from net assets
    attributed to:
   Benefits paid to participants   1,301,875      1,290,665       695,463          713,479    553,994         77,543      4,633,019
   Loan activity, net                213,243         88,837        17,038           60,822      3,220         24,651        407,811
   Other, net                          9,786          2,587         1,011              981         60            187         14,612
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
Total deductions                   1,524,904      1,382,089       713,512          775,282    557,274        102,381      5,055,442
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
Net increase before
   interfund transfers            18,749,412     11,527,340     1,775,405       13,998,525    926,741      1,673,600     48,651,023

Interfund transfers                1,853,270     (3,168,769)   (1,051,745)         532,017    (59,212)      (763,386)    (2,657,825)
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
Net increase (decrease)           20,602,682      8,358,571       723,660       14,530,542    867,529        910,214     45,993,198

Net assets available for benefits,
   beginning of year              31,843,233     31,737,388     9,503,514       20,423,318  3,380,101      3,631,239    100,518,793
                                 ------------    -----------     ----------     -----------  ---------     ----------   -----------
Net assets available for benefits,
   end of year                   $52,445,915    $40,095,959   $10,227,174      $34,953,860 $4,247,630     $4,541,453   $146,511,991
                                 ============   ============  ============     =========== ==========     ==========   ============


The accompanying notes are an integral part of these financial statements.


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

The following description of the Tosco Corporation Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan's provisions.

GENERAL
The Plan, established in 1976, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering eligible full-time employees of Tosco Corporation (the "Sponsor") and subsidiaries who have reached the age of 21 and completed one continuous year of employment with the Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is being administered by the Vanguard Group ("Vanguard"), who is also maintaining the individual participant account records and serving as custodian for the Plan's investments.

CONTRIBUTIONS
Participants may contribute between 2 and 15 percent of their eligible compensation (up to $160,000 in 1997) to the Plan on a pre-tax basis, after-tax basis, or a combination of both, in 1% increments. Pre-tax contributions could not exceed $9,500 in 1997. The Sponsor contributes an amount equal to the first 6% of compensation contributed by a participant during each pay period. The level of matching contribution is reduced from 100% to 75% if an employee has participated in the Plan for less than five years.

The Sponsor makes additional non-matching contributions of 5% (the "Pension Contribution") and 2% (the "Profit Sharing contribution") of eligible compensation (up to $160,000 in 1997) to certain participants. The Pension Contribution is made to certain eligible employees who do not participate in the Tosco Pension Plan, a defined benefit pension plan. The Profit Sharing Contribution is made to certain eligible employees, as defined by the Plan Agreement (Note 8). The Pension Contribution and Profit Sharing Contribution are available for withdrawal when the participant retires or ceases employment with the Sponsor.

Participant investment choice dictates the allocation of the Sponsor's contributions. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS
Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Sponsor's matching contribution. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio of that participant's account balance by investment fund to the total of the investment fund portion of all participants' account balances. The benefit to which a participant is entitled to is solely that which can be provided from the participant's account.

VESTING
Employees are immediately vested in their individual and in the Sponsor's contributions, including earnings thereon.

LOANS TO PARTICIPANTS
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate plus 1% on the origination date. A loan from the Plan will be made for up to the lesser of 100% of the participant's pre-tax contributions or 50% of the participant's total account balance, with a maximum of $50,000 and a minimum of $1,000. The maturity on these loans is not to exceed five years. The participants are required to pay all loan origination and administrative fees. All interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. The participant loans are collateralized by the participants' vested account balances. Loans outstanding are included in the loan fund in the accompanying financial statements.

PAYMENT OF BENEFITS
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the Plan. Married participants may not elect such other forms without the consent of their spouse. Any whole shares of stock in a participant's stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

ADMINISTRATION FEES
All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor and are not reflected in the Plan's financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS
The Plan's investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Common and collective trust fund holdings are valued at contract value plus accrued income which approximates fair value. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   INVESTMENTS

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation. The characteristics of the different funds as follows:

PRIMECAP FUND
The Primecap Fund invests principally in a portfolio of common stocks of quality companies with perceived undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

WELLINGTON FUND
The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund's securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

MONEY MARKET RESERVES FUND
The Money Market Reserves Fund invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

INDEX 500 PORTFOLIO FUND
The Index 500 Portfolio Fund invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor's Composite Stock Price Index).

LONG-TERM U.S. TREASURY BOND FUND
The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

INTERNATIONAL GROWTH FUND
The International Growth Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

COLLECTIVE INCOME FUND
The Collective Income Fund represents a proportional share of the American Express Trust Income Fund III (the "Fund") which invests in a diversified portfolio of fixed income securities, investment contracts, and money market instruments. The combination of the interest earned on investments, less American Express' costs of administering the fund, determines the fund's rate of return.

GROWTH AND INCOME FUND
The Growth and Income Fund invests primarily in equity securities, including common stock and securities convertible to common stock, of financially strong companies that offer high growth rates at attractive valuations. The portfolio may also include dividend-paying equity securities, fixed income securities, and money market instruments.

TOSCO STOCK FUND
The Tosco Stock Fund (prior to July 15, 1994, a closed fund) invests primarily in Tosco Corporation Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

PHILLIPS PETROLEUM STOCK FUND
The Phillips Petroleum Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

LOAN FUND
The Loan Fund represents amounts borrowed by participants against their individual accounts. All loans are collaterallized by the participants' account balance.


As of December 31, 1997 and 1996 the Plan investments were as follows:

                                                                                        DECEMBER 31, 1997
                                                                          -------------------------------------------------
                                                                            Number of            Fair Value
                                                                          Participants           Per Unit        Fair Value
     Vanguard mutual funds:
         Primecap Fund (a)                                                       2,785           $ 39.57    $    52,442,925
         Wellington Fund (a)                                                     2,333             29.45         40,095,111
         Money Market Reserves Fund                                              1,041              1.00         10,224,908
         Index 500 Portfolio Fund (a)                                            2,685             90.07         34,951,341
         Long-term U.S. Treasury Bond Fund                                         590             10.64          4,247,224
         International Growth Fund                                               1,039             16.39          4,540,036
     Collective Income Fund (a)                                                    784             12.87         40,052,207
     Growth and Income Fund                                                        425             16.48          1,492,150
     Tosco Stock Fund (a)                                                        3,216             45.00         44,971,026
     Phillips Petroleum Stock Fund                                                  26             56.62          3,316,282
     Loan Fund                                                                     467                            2,769,311
                                                                                                            ---------------
                                                                                                            $   239,102,521
                                                                                                            ===============
 (a)  This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1997.

                                                                                          DECEMBER 31, 1996
                                                                            ------------------------------------------------
                                                                            Number of             Fair Value
                                                                           Participants           Per Unit        Fair Value
     Vanguard mutual funds:
         Primecap Fund (a)                                                       1,721           $ 30.08    $    31,843,233
         Wellington Fund (a)                                                     1,562             26.15         31,737,388
         Money Market Reserves Fund (a)                                            764              1.00          9,503,514
         Index 500 Portfolio Fund (a)                                            1,299             69.16         20,423,318
         Long-term U.S. Treasury Bond Fund                                         422              9.96          3,380,101
         International Growth Fund                                                 407             16.46          3,631,239
     Collective Income Fund (a)                                                    723             12.05         40,719,054
     Growth and Income Fund                                                        157             15.15            927,074
     Tosco Stock Fund (a)                                                        1,246             31.43         20,412,640
     Phillips Petroleum Stock Fund                                                  27             51.54          3,159,857
     Loan Fund                                                                     342                            2,004,523
                                                                                                            ---------------
                                                                                                            $   167,741,941
                                                                                                            ================

    (a) This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1996.

4.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving to the determination letter. However, management believes that the Plan, as amended, is in compliance with the Code, therefore no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances exiting at the date of termination as adjusted for investment gains and losses.

6.   PARTY IN INTEREST TRANSACTIONS

Certain investments of the Plan are in shares of mutual funds managed by Vanguard. As Vanguard is the trustee under a trust agreement with the Sponsor, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor's Common Stock. These transactions also qualify as party-in-interest transactions.

During the year ended December 31, 1997, the Sponsor paid administrative expenses totaling $193,681 on behalf of the Plan.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1997 and 1996 as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:

                                                                                               1997               1996
                                                                                        ----------------    --------------
   Net assets available for benefits as reported in the financial statements              $ 239,115,613       $167,741,941
   Amounts allocated to withdrawing participants                                               (448,575)          (579,429)
                                                                                        ----------------    ---------------
   Net assets available for benefits as reported in the Form 5500                         $ 238,667,038       $167,162,51
                                                                                        ================    ===============
The following is a reconciliation of benefits paid to participants for the year ended December 31, 1997 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

   Benefits paid to participants as reported in the financial statements                  $  8,702,638
   Amount allocated to withdrawing participants at December 31, 1997                           448,575
   Amount allocated to withdrawing participants at December 31, 1996                      -------------
   Benefits paid to participants as reported in the Form 5500                             $  8,571,784
                                                                                          ===============

8.  SUBSEQUENT EVENT

Effective January 1, 1998, the Plan was amended so that the Profit Sharing Contribution will not be offered to employees who were not receiving the contribution as of December 31, 1997. Participants receiving the Profit Sharing Contribution as of December 31, 1997 will continue to receive the contribution.


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                                                                                      Current
   Identity of Issue, Borrower, Lessor or Similar Party              Description of Investment        Cost            Value
-------------------------------------------------------             ---------------------------     -----------     -------------
*       Vanguard / PRIMECAP Fund                                        1,325,320 shares            $36,777,850      $52,442,925

*       Vanguard / Wellington Fund                                      1,361,464 shares             31,571,325       40,095,111

*       Vanguard Money Market Reserves - Federal Portfolio             10,224,908 shares             10,224,908       10,224,908

*       Vanguard Index Trust - 500 Portfolio                              388,046 shares             24,355,573       34,951,341

*       Vanguard Fixed Income Fund - LT U.S. Treasury Portfolio           399,175 shares              3,985,114        4,247,224

*       Vanguard International Growth Portfolio                           277,000 shares              4,551,490        4,540,036

        American Express Trust Income Fund III                          3,112,060 units              34,812,390       40,052,207

        Warburg Pincus Growth & Income Fund                                90,543 shares              1,498,163        1,492,150

*       Tosco Corporation Common Stock                                    999,356 shares             24,107,364       44,971,026

        Phillips Petroleum Common Stock                                    58,571 shares                999,756        3,316,282

        Loans to Participants                                             Interest rates from 7% to
                                                                          10% and maturities through
                                                                          2002                                         2,769,311
                                                                                                                    --------------
                                                                                                                    $239,102,521

*       Investment qualifies as a party-in-interest for the Plan.


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
              ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

PUCHASES
                                                                 Number of                Purchase
Identity of Party Involved       Description of Asset            Transactions             Price
--------------------------       ------------------------        -------------           -----------
 The Vanguard Group              Vanguard / PRIMECAP Fund            207                 $21,147,741

 The Vanguard Group              Vanguard / Wellington Fund          140                  11,109,433

 The Vanguard Group              Vanguard Money Market Reserves -
                                 Federal Portfolio                   193                   9,434,840

 The Vanguard Group              Vanguard Index Trust -
                                 500 Portfolio                       192                  15,848,550

 American Express                American Express Income Fund III    168                  11,595,068

 Tosco Corporation               Tosco Corporation Common Stock      212                  22,044,021


 SALES
                                                                 Number of               Selling         Cost of          Net Gain
Identity of Party Involved       Description of Asset            Transactions            Price           Asset           or (Loss)
---------------------------      ----------------------------    --------------          ------------    -----------     ----------
 The Vanguard Group              Vanguard / PRIMECAP Fund             205             $10,822,135        $8,859,707      $1,962,428

 The Vanguard Group              Vanguard / Wellington Fund           194               6,653,664         5,415,216       1,238,448

 The Vanguard Group              Vanguard Money Market Reserves -
                                 Federal Portfolio                    194               8,713,313         8,713,313            -

 American Express                American Express Income Fund III     187              12,261,941        12,261,941            -

 Tosco Corporation               Tosco Corporation Common Stock       184               9,070,934         7,219,886       1,851,048

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Tosco Corporation on Form S-8 (File No. 33-54153) of our report dated June 22, 1998, on our audits of the financial statements and financial statement schedules of the Tosco Corporation Capital Accumulation Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.


                                              COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
June 29, 1998

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                TOSCO CORPORATION
                                                  (Registrant)
                                                TOSCO CORPORATION
                                             CAPITAL ACCUMULATION PLAN

Date:  June 29, 1998                         By: /s/ Wanda Williams
                                                -------------------------
                                                     (Wanda Williams)
                                                Vice President - Human Resources


                                             By: /s/ Randall S. Schultz
                                                -------------------------
                                                    (Randall S. Schultz)
                                                     Plan Administrator